EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

 TO FIXED CHARGES

(In thousands)

	2017	2016	2015	2014	2013

Earnings:
Income (loss) before income tax provision	$ 508,510	$ 361,365	$ (126,286)	$ 385,662	$ 320,921
Plus: fixed charges per below	132,502	97,645	69,775	70,194	80,197
Less: capitalized interest per below		-	-	-	-
Plus: current period amortization of interest
capitalized in prior periods	49	49	49	49	49

Total earnings	$ 641,061	$ 459,059	$ (56,462)	$ 455,905	$ 401,167

Fixed charges:
Interest expense	$ 125,297	$ 92,709	$ 64,236	$ 64,674	$ 73,579
Capitalized interest		-	-	-	-
Interest portion of rent expense	7,205	4,937	5,540	5,520	6,618

Total fixed charges	$ 132,502	$ 97,645	$ 69,776	$ 70,194	$ 80,197

Ratio of earnings to fixed charges	4.8	4.7	(0.8)	6.5	5.0

Insufficient coverage	$ -	$ -	$ 126,237	$ -	$ -